                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 11-K


ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934


FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

COMMISSION FILE NUMBER 0-11688


A.  American Ecology Corporation Retirement Plan


B.  American Ecology Corporation
    5333 Westheimer, Suite 1000
    Houston, TX  77056-5407



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    American Ecology Corporation Retirement Plan


  Date:     July 14, 1995           /s/ C. Clifford Wright, Jr.
        _____________________       ____________________________________________
                                        C. Clifford Wright, Jr.
                                        Plan Administrator

                  AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN


             INDEX TO FINANCIAL STATEMENTS, EXHIBITS AND SCHEDULES


                           DECEMBER 31, 1994 AND 1993



Report of Independent Public Accountants

Statements of Net Assets Available for Benefits as of December 31, 1994 and 1993

Statement of Changes in Net Assets Available for Benefits for the Year Ended
 December 31, 1994

Notes to Financial Statements

Exhibit 1 - Statements of Net Assets Available for Benefits by Fund as of December 31, 1994 and 1993

Exhibit 2 - Statement of Changes in Net Assets Available for Benefits by Fund for the Year Ended December 31, 1994

Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1994

Schedule II - Schedule of Reportable Transactions for the Year Ended December 31, 1994

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To The Administrative Committee of the
American Ecology Corporation Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of the American Ecology Corporation Retirement Plan as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements, exhibits and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements, exhibits and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the American Ecology Corporation Retirement Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1994 and reportable transactions for the year ended December 31, 1994 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP


Houston, Texas
June 30, 1995

                  AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS





                                                       December 31,
                                                   ----------------------
                                                      1994        1993
                                                   ----------  ----------
ASSETS:
 Investments, at fair value (Schedule I)-
  Equity investment funds                          $3,015,964  $3,010,085
  Common stock of American Ecology Corporation         98,615      94,529
  Bond fund                                           499,545     523,125
  Money market fund                                   294,146     153,807
 Investments in guaranteed interest accounts,
  at contract value (Schedule I)                      703,007     770,354
                                                   ----------  ----------

    Total investments                               4,611,277   4,551,900
                                                   ----------  ----------

 Employer contributions receivable                     56,054      36,504
 Employee contributions receivable                      2,581       2,036
                                                   ----------  ----------
                                                       58,635      38,540
                                                   ----------  ----------

    Total assets                                    4,669,912   4,590,440
                                                   ----------  ----------

LIABILITIES:
 Administrative expenses payable                       72,682      34,513
 Other liabilities                                     42,167          --
                                                   ----------  ----------

    Total liabilities                                 114,849      34,513
                                                   ----------  ----------

NET ASSETS AVAILABLE FOR BENEFITS                  $4,555,063  $4,555,927
                                                   ==========  ==========


The accompanying notes, exhibits and schedules are an integral part of these financial statements.

                  AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                          YEAR ENDED DECEMBER 31, 1994



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Investment income (loss):
  Net depreciation in fair value of investments                   $ (208,468)
  Interest                                                            59,407
  Dividends                                                          118,071
                                                                  ----------

                                                                     (30,990)
                                                                  ----------

 Contributions:
  Employer                                                           583,206
  Employee                                                            34,540
                                                                  ----------

                                                                     617,746
                                                                  ----------

   Total additions                                                   586,756
                                                                  ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Withdrawals and benefit payments                                    554,054
 Administrative expenses and other                                    33,566
                                                                  ----------

   Total deductions                                                  587,620
                                                                  ----------

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS                       (864)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year               4,555,927
                                                                  ----------

NET ASSETS AVAILABLE FOR BENEFITS, end of year                    $4,555,063
                                                                  ==========


The accompanying notes, exhibits and schedules are an integral part of these financial statements.

                  AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN


                         NOTES TO FINANCIAL STATEMENTS


                           DECEMBER 31, 1994 AND 1993


1. DESCRIPTION OF THE PLAN:

GENERAL

American Ecology Corporation Retirement Plan ("the Plan"), formerly US Ecology, Inc. Retirement Income Plan, was originally adopted effective January 1, 1972, as a defined contribution plan, and was amended and restated to its present form effective March 23, 1987. The Plan covers all employees of American Ecology Corporation and its subsidiaries ("the Company"), hired in a job category which will result in 1,000 hours of service during any consecutive 12-month period and who have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan agreement for a more complete description of the Plan.

An administrative committee, appointed by the board of directors of the Company, is responsible for the general administration of the Plan. The administrative committee appoints a member of the administrative committee to serve as Plan administrator. The administrative committee is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan, decide on all questions of eligibility and the status and rights of participants and direct disbursements of benefits in accordance with the provisions of the Plan. The administrative committee has appointed three employees of the Company as trustee, who have the authority to control the assets of the Plan in accordance with the terms of the Plan. Alex Brown & Sons, Incorporated ("Alex Brown") was appointed as custodian of the Plan's assets on January 1, 1993 authorizing Alex Brown to manage the Plan's assets.

CONTRIBUTIONS

The Company makes a basic contribution equal to 5 percent of compensation not in excess of the prior year's FICA wage base plus a contribution equal to 10 percent of compensation in excess of the prior year's FICA wage base, and a past service contribution, as defined, for each participant who is an active participant on the contribution date. Additionally, active participants may make voluntary after-tax contributions up to 10 percent of their compensation, as defined. Voluntary contributions are made in accordance with procedures and limitations set up by the Plan administrator. During 1994 and 1993, the participants could elect to deposit their contributions and their company contributions in any of the investment options available at year-end.

VESTING

Employee contributions and the earnings associated therewith are 100 percent vested for each participant. Participants are vested in the Company's basic and supplemental contributions and earnings thereon at the rate of 20 percent on the first year of service anniversary and an additional 20 percent after completing each year of service after each anniversary. The Plan provides for participants to be fully vested upon death, permanent disability or the attainment of age 55.

PARTICIPANT'S ACCOUNTS

Each participant's account is credited with the Company's contributions, voluntary contributions and the proportionate allocation of the earnings of the Plan. Dividend and interest income, net of administrative expenses with respect to each category of investments, is allocated quarterly to participants' accounts based upon their pro-rata share of the equity in each investment fund before such allocation. Forfeitures of terminated participants' nonvested benefits are applied to pay administrative expenses and reduce the Company's contributions to the Plan. No forfeitures were utilized during fiscal 1994 to pay administrative expenses. Forfeitures available to pay administrative expenses and reduce future contributions were $36,590 and $16,513 at December 31, 1994 and 1993, respectively.

PAYMENT OF WITHDRAWALS AND BENEFITS

Upon normal retirement or death, vested benefits due to participants and their beneficiaries may be paid in a lump-sum or by the purchase and delivery of a life annuity contract.

Terminated employees and current employees who have discontinued contributions to the Plan are not required to withdraw amounts from their Plan accounts.

EXPENSES

Expenses of administering the Plan are to be borne by the Plan. During the years ended December 31, 1994 and 1993, $19,940 and $52,742, respectively, of administrative expenses were paid by the Company on behalf of the Plan and are to be reimbursed by the Plan. Such amounts are included in administrative expenses payable.

TERMINATION

Although the Company expects to continue the Plan indefinitely, the Company may terminate the Plan in whole or in part at any time upon giving written notice to all parties concerned. If the Plan is terminated, the account of each participant will be fully vested and nonforfeitable as of the effective date of the Plan termination.

2. SUMMARY OF ACCOUNTING POLICIES:

BASIS OF PRESENTATION

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in the guaranteed interest accounts are carried at contract value, which approximates principal amounts contributed to the accounts, plus accrued interest, less distributions from the contract. Investments in all other investment options are carried at their fair value measured by quoted market prices in active markets or by the contracted price. Investment income is recorded as earned. The records of the Plan are maintained on the cash basis of accounting and have been converted to the accrual basis using information provided by the asset custodian and plan administrator.

PAYMENT OF WITHDRAWALS AND BENEFITS

Benefits are recorded when paid. Included in net assets available for Plan benefits at December 31, 1994 and 1993, are $29,360 and $93,960, respectively, which represents amounts requested but not yet paid to former participants of the Plan.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of the following seven investment options:

 Templeton Foreign Fund - seeks capital growth by investing in stocks and debt obligations of companies and governments principally outside the United States.

 Fidelity OTC Portfolio - seeks capital growth by investing primarily in securities traded in the over-the-counter securities market.

 Fidelity Advisor Equity Growth Fund - seeks capital growth by investing in common stock, preferred stock, and securities convertible to common stock with above average growth statistics.

 Phoenix Balanced Fund - seeks capital growth and conservation of capital by investing in common stocks and fixed-income securities such as U.S. Treasury obligations.

 Scudder Short-Term Bond Fund - seeks high level of income consistent with a high degree of principal stability by investing in high quality short-term bonds, including U.S. government securities and corporate debt securities.

 Alex. Brown Cash Reserve Fund Prime Series - seeks preservation of capital and liquidity by investing in money market investments, including U.S. Treasury obligations.

 American Ecology Corporation Common Stock - invests in common stock of American Ecology Corporation.

Prior to January 1993, the Company had entered into a group annuity contract with Principal Mutual Life Insurance Company ("PMLIC"). The Company and participants had several investment options under this contract and had utilized guaranteed interest accounts which bear interest at a rate in effect at the date of contribution as determined by PMLIC (composite rate of 8.39% and 8.31% at December 31, 1994 and 1993, respectively) and mature through September 30, 1997. The balances in the guaranteed interest accounts will remain in such accounts until maturity or withdrawal by the employee.

3. GUARANTEED INTEREST ACCOUNTS:

The guaranteed interest accounts held by the Plan are as follows:

                                                                             December 31,
                                                                          ------------------
                                                                            1994      1993
                                                                          --------  --------

Guaranteed interest account with interest at rate in effect at date of contribution (rate of 5.0% at December 31, 1993)
     and maturing on December 31, 1993                                    $     --  $ 20,307
Guaranteed interest account with interest at rate in effect at date of contribution (rate of 8.4% at December 31, 1994 and 1993)
     and maturing on December 31, 1994                                      10,341     9,539
Guaranteed interest account with interest at rate in effect at date of contribution (rate of 8.0% at December 31, 1994 and 1993)
     and maturing on December 31, 1995                                      11,020    11,548
Guaranteed interest account with interest at rate in effect at date of contribution (rate of 6.6% at December 31, 1994 and 1993)
     and maturing on December 31, 1996                                      46,987    44,952
Guaranteed interest account with interest at rate in effect at date of contribution (rate of 8.5% at December 31, 1994 and 1993)
     and maturing on December 31, 1997                                     634,659   684,008
                                                                          --------  --------

                                                                          $703,007  $770,354
                                                                          ========  ========

4. INCOME TAX STATUS:

The Plan obtained its latest determination letter on March 23, 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1994 and 1993.

5. RECONCILIATION BETWEEN FORM 5500 AND FINANCIAL STATEMENTS:

The financial statements of the Plan are prepared in accordance with generally accepted accounting principles. The Plan administrator, however, prepares the Form 5500 on a modified cash basis of accounting, which includes recording investments at fair value and accruing income as earned, as permitted by the Internal Revenue Service. As a result, the Form 5500 does not include certain accruals reflected in the financial statements. At the date of this report, the Form 5500 had not been prepared for 1994. It is anticipated that the reconciliation between the net assets available for Plan benefits per the Form 5500 and the financial statements as of December 31, 1994, will contain reconciling items consisting primarily of accrued expenses of $72,682.

6. THE COMPANY'S CREDIT AGREEMENT:

The Company's Credit Agreement calls for a principal maturity date of January 31, 1996. Management's current projections indicate that there will not be sufficient cash flow from operations to fund that obligation. The Company reported an unaudited net loss of $1.9 million for the first quarter of fiscal 1995 and has a working capital deficit of $36.3 million as of March 31, 1995. Management anticipates a net loss for the second quarter of fiscal 1995 and has been notified by its bank lender that it is currently in default with the terms of the Credit Agreement. The bank's notice of default resulted from the Company's failure to obtain alternative financing to pay down a portion of the outstanding bank debt.

Negotiations to amend the Credit Agreement and to cure the default are currently in progress. Management believes that the amendment will be completed by the end of July 1995. The amendment is expected to extend the maturity of loans outstanding under the Credit Agreement and to establish new financial covenants. Failure by the Company to abide by the terms of the Credit Agreement could impact the Company and ultimately affect the Plan. Upon execution of the amendment, the Company will be in compliance will all terms, conditions and covenants of the Credit Agreement.

7. SUBSEQUENT EVENT:

Effective May 1, 1995, the administrative committee appointed Hand and Associates as recordkeeper and American Industries Trust Company as the trustee of the Plan.

                                                              Exhibit 1

                  AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN

             STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY FUND

                            AS OF DECEMBER 31, 1994


                                                                                                                Non-
                                                                                                             Participant
                                                       Participant Directed                                   Directed
                           -------------------------------------------------------------------------------   -----------
                                                                                      Alex
                                                                                      Brown
                                                  Fidelity                Scudder      Cash      American
                                                  Advisor                  Short     Reserve      Ecology
                           Templeton   Fidelity    Equity       Phoenix     Term       Fund     Corporation  Guaranteed
                            Foreign     OTC        Growth      Balanced     Bond       Prime      Common      Interest
                             Fund     Portfolio     Fund         Fund       Fund      Series       Stock      Accounts      Total
                           --------- ----------  -----------  ----------  ---------  ---------  -----------  -----------  ----------



ASSETS:
 Investments, at fair value:
  Equity investment funds    $407,816  $593,191   $1,056,360   $ 958,597   $     --   $     --      $     --   $     --   $3,015,964
  Common stock of American
   Ecology Corporation             --        --           --          --         --         --        98,615         --       98,615
  Bond fund                        --        --           --          --    499,545         --            --         --      499,545
  Money market fund                --        --           --          --         --    294,146            --         --      294,146
 Investments in guaranteed
  interest accounts,
  at contract value                --        --           --          --         --         --            --    703,007      703,007
                             --------  --------   ----------   ---------   --------   --------      --------   --------   ----------
   Total investments          407,816   593,191    1,056,360     958,597    499,545    294,146        98,615    703,007    4,611,277
                             --------  --------   ----------   ---------   --------   --------      --------   --------   ----------
 Due to (from) other funds    178,890   (10,553)     (43,841)   (117,917)   (59,399)    (9,783)       68,074     (5,471)          --
 Contributions receivable       4,538     5,292       17,782      10,796     11,228      7,869         1,130         --       58,635
                             --------  --------   ----------   ---------   --------   --------      --------   --------   ----------
    Total assets              591,244   587,930    1,030,301     851,476    451,374    292,232       167,819    697,536    4,669,912
                             --------  --------   ----------   ---------   --------   --------      --------   --------   ----------
LIABILITIES:
 Administrative expenses
  payable                       8,542     9,709       16,306      14,261      7,666      3,494         2,110     10,594       72,682
 Other liabilities                 --        --           --          --         --     42,167            --         --       42,167
                             --------  --------   ----------   ---------   --------   --------      --------   --------   ----------
    Total liabilities           8,542     9,709       16,306      14,261      7,666     45,661         2,110     10,594      114,849
                             --------  --------   ----------   ---------   --------   --------      --------   --------   ----------
NET ASSETS AVAILABLE FOR
 BENEFITS                    $582,702  $578,221   $1,013,995   $ 837,215   $443,708   $246,571      $165,709   $686,942   $4,555,063
                             ========  ========   ==========   =========   ========   ========      ========   ========   ==========


The accompanying notes are an integral part of this exhibit.

                 AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN

             STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY FUND

                            AS OF DECEMBER 31, 1993


                                                                                                                 Non-
                                                                                                             Participant
                                                        Participant Directed                                   Directed
                            -------------------------------------------------------------------------------   -----------

                                                                                        Alex
                                                                                       Brown
                                                   Fidelity                Scudder      Cash      American
                                                   Advisor                  Short     Reserve      Ecology
                            Templeton   Fidelity    Equity       Phoenix     Term       Fund     Corporation  Guaranteed
                             Foreign     OTC        Growth      Balanced     Bond       Prime      Common      Interest
                              Fund     Portfolio     Fund         Fund       Fund      Series       Stock      Accounts      Total
                            --------- ----------  -----------  ----------  ---------  ---------  -----------  -----------  ---------

ASSETS:
 Investments, at fair value:
  Equity investment funds   $404,486   $609,689   $1,021,321  $974,589   $     --   $     --       $    --    $     --  $3,010,085
  Common stock of American
   Ecology Corporation             --        --           --        --         --         --        94,529          --      94,529
  Bond fund                        --        --           --        --    523,125         --            --          --     523,125
  Money market fund                --        --           --        --         --    153,807            --          --     153,807
 Investments in guaranteed
  interest account,
  at contract value                --        --           --        --         --         --            --     770,354     770,354
                             --------  --------   ----------  --------   --------   --------       -------  ----------  ----------
   Total investments          404,486   609,689    1,021,321   974,589    523,125    153,807        94,529     770,354   4,551,900
                             --------  --------   ----------  --------   --------   --------       -------  ----------  ----------
 Due to (from) other funds      9,678    (9,718)       1,039    (6,337)   (12,785)    18,275          (152)         --          --
 Contributions receivable       3,905     7,149       10,323     8,280      4,013      2,128         2,742          --      38,540
                             --------  --------   ----------  --------   --------   --------       -------  ----------  ----------
    Total assets              418,069   607,120    1,032,683   976,532    514,353    174,210        97,119     770,354   4,590,440
                             --------  --------   ----------  --------   --------   --------       -------  ----------  ----------

LIABILITIES:
 Administrative expenses
  payable                       4,043     5,532        9,087     7,285      5,239     (1,644)        1,084       3,887      34,513
                             --------  --------   ----------  --------   --------   --------       -------  ----------  ----------
NET ASSETS AVAILABLE FOR
 BENEFITS                    $414,026  $601,588   $1,023,596  $969,247   $509,114   $175,854       $96,035    $766,467  $4,555,927
                             ========  ========   ==========  ========   ========   ========       =======  ==========  ==========

The accompanying notes are an integral part of this exhibit.

                  AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN         Exhibit 2

       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

                             DECEMBER 31, 1994




                                                                                                              Non-
                                                                                                           Participant
                                                     Participant Directed                                   Directed
                         -------------------------------------------------------------------------------   -----------
                                                                                    Alex
                                                                                   Brown
                                                Fidelity                Scudder     Cash      American
                                                Advisor                  Short     Reserve     Ecology
                         Templeton  Fidelity     Equity     Phoenix       Term       Fund     Corporation  Guaranteed
                          Foreign     OTC        Growth     Balanced      Bond       Prime      Common      Interest
                           Fund     Portfolio     Fund        Fund        Fund      Series       Stock      Accounts      Total
                         --------- ----------  -----------  ----------  ---------  ---------  -----------  -----------  ----------
ADDITIONS TO NET
 ASSETS ATTRIBUTED TO:
 Investment income
  (loss):
  Net depreciation in
   fair value of
   investments           $(30,450) $(21,172)   $  (22,290)  $ (74,578)  $(42,108)  $     --   $(17,870)    $     --     $ (208,468)
  Interest                     --        --            --          --         --         --         --       59,407         59,407
  Dividends                31,157     5,244        14,461      29,777     29,876      6,344      1,212           --        118,071
                         --------  --------    ----------   ---------   --------   --------   --------     --------     ----------
                              707   (15,928)       (7,829)    (44,801)   (12,232)     6,344    (16,658)      59,407        (30,990)
                         --------  --------    ----------   ---------   --------   --------   --------     --------     ----------
 Contributions:
  Employer                 69,693    80,753       144,712     101,786     54,516    106,672     25,074           --        583,206
  Employee                  7,520     5,890         8,688       8,451      1,981        326      1,684           --         34,540
                         --------  --------    ----------   ---------   --------   --------   --------     --------     ----------
                           77,213    86,643       153,400     110,237     56,497    106,998     26,758           --        617,746
                         --------  --------    ----------   ---------   --------   --------   --------     --------     ----------
   Total additions         77,920    70,715       145,571      65,436     44,265    113,342     10,100       59,407        586,756
                         --------  --------    ----------   ---------   --------   --------   --------     --------     ----------
DEDUCTIONS FROM NET
 ASSETS ATTRIBUTED TO:
 Withdrawals and
  benefit payments         47,822    84,754      110,248      84,695     61,955     49,511      8,224       106,845        554,054
 Administrative
  expenses and other        5,649    11,059           (10)        (42)      (899)     5,886        350       11,573         33,566
                         --------  --------    ----------   ---------   --------   --------   --------     --------     ----------
   Total deductions        53,471    95,813       110,238      84,653     61,056     55,397      8,574      118,418        587,620
                         --------  --------    ----------   ---------   --------   --------   --------     --------     ----------
NET INCREASE
 (DECREASE) PRIOR
 TO INTERFUND TRANSFERS    24,449   (25,098)       35,333     (19,217)   (16,791)    57,945      1,526      (59,011)          (864)
                         --------  --------    ----------   ---------   --------   --------   --------     --------     ----------
  Interfund transfers     144,227     1,731       (44,934)   (112,815)   (48,615)    12,772     68,148      (20,514)            --
                         --------  --------    ----------   ---------   --------   --------   --------     --------     ----------
NET INCREASE(DECREASE)
 IN NET ASSETS
 AVAILABLE FOR
 BENEFITS                 168,676   (23,367)       (9,601)   (132,032)   (65,406)    70,717     69,674      (79,525)          (864)
                         --------  --------    ----------   ---------   --------   --------   --------     --------     ----------
NET ASSETS AVAILABLE
 FOR BENEFITS, beginning
 of year                  414,026   601,588     1,023,596     969,247    509,114    175,854     96,035      766,467     $4,555,927
                         --------  --------    ----------   ---------   --------   --------   --------     --------     ----------
NET ASSETS AVAILABLE
 FOR BENEFITS, end
 of year                 $582,702  $578,221    $1,013,995   $ 837,215   $443,708   $246,571   $165,709     $686,942     $4,555,063
                         ========  ========    ==========   =========   ========   ========   ========     ========     ==========


The accompanying notes are an integral part of this exhibit.

                                                                      Schedule I
                 AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN


                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES


                            AS OF DECEMBER 31, 1994

                                                                                                 Number
                                                                                                of Shares                  Current
Identity of Issue                                       Description                             or Units       Cost        Value
- -----------------                                       -----------                            -----------   ----------   ---------
Templeton Funds, Inc.                                   Foreign Fund                              46,238     $  376,352   $ 407,816

Fidelity Institutional Retirement
 Services Company                                       OTC Portfolio                             25,492        612,645     593,191

Fidelity Institutional Retirement
 Services Company                                       Advisor Equity Growth Fund                37,248        995,120   1,056,360

Phoenix Equity Planning Corporation                     Balanced Fund                             64,639      1,038,712     958,597

Scudder                                                 Short Term Bond Fund                      45,746        545,412     499,545

Alex. Brown & Sons (1)                                  Cash Reserve Fund Prime Series           294,146        294,146     294,146

American Ecology Corporation (1)                        Common Stock                              13,602        152,694      98,615

Principal Mutual Life Insurance Company:
 Guaranteed interest accounts (2) -
   Maturing December 31, 1994, with an interest rate of 8.40%                                         --         10,341      10,341
   Maturing December 31, 1995, with an interest rate of 8.01%                                         --         11,020      11,020
   Maturing December 31, 1996, with an interest rate of 6.57%                                         --         46,987      46,987
   Maturing December 31, 1997, with an interest rate of 8.53%                                         --        634,659     634,659
                                                                                                             ----------  ----------
                                                                                                                703,007     703,007
                                                                                                             ----------  ----------
        Total assets held for investment purposes                                                            $4,718,088  $4,611,277
                                                                                                             ==========  ==========

(1)  Indicated party in interest.

(2) Cost appoximates current value (or fair value). Current value is equal to contract value.

The accompanying notes are an integral part of this schedule.

                AMERICAN ECOLOGY CORPORATION RETIREMENT PLAN         Schedule II


                      SCHEDULE OF REPORTABLE TRANSACTIONS


                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                                                     Current Value
                                                                                                       of Asset
                                                              Purchase       Selling       Cost of    at Date of
Identity of Party Involved    Description                     Price (a)     Price (b)       Asset     Transaction  Net Gain
- --------------------------    -----------                    -----------  --------------  ----------  -----------  --------
Alex. Brown & Sons            Alex. Brown Cash Reserve Fund
                                Purchases                     $1,361,181    $      --     $1,361,181   $1,361,181  $   --
                                Sales                                --      1,220,842     1,220,842    1,220,842      --

(a) Purchase price includes expenses incurred with transactions (i.e., commissions, transfer fees, etc.).
(b) Selling price is net of expenses incurred with transactions.

A reportable transaction represents a transaction or a series of transactions in the same security involving an aggregate amount in excess of 5% of the Plan assets as of January 1, 1994.

The accompanying notes are an integral part of this schedule.